

September 8, 2010

Mr. Graham Taylor
President and Chief Executive Officer
Magnus International Resources Inc.
280 Nelson Street Suite 115
Vancouver, BC, Canada V6B2E2

> **Re: Magnus International Resources Inc.**
> **Form 10-K for the Fiscal Year Ended July 31, 2009**
> **Filed November 13, 2009**
> **File No. 000-49961**

Dear Mr. Taylor:

We have reviewed your response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended July 31, 2009

Financial Statements

Report of Independent Registered Public Accounting Firm, page 32

1.   We note your response to prior comment 4 regarding your disclosures related to the cumulative information in your financial statements. We understand that you intend to label this information as unaudited. If our understanding is correct, please note that you will also need to obtain and file a revised audit opinion which does not make reference to the cumulative period as audited.

Note 1 – Summary of Significant Accounting Policies, page 43

Mineral Properties and Exploration Expenses

2.   We note your response to prior comment 6 regarding your accounting policy on acquisition costs. Please address the following points:

   - Please confirm that the rights which convey with your mineral property licenses relate to activities which are exploratory in nature and clarify your disclosures to clearly indicate that you classified them as exploration costs.

   - We note that your accounting policy continues to indicate that you expense acquisition costs as incurred. Please revise your accounting policy disclosures to differentiate between your accounting for exploration costs and that which is required for acquisition costs of mineral rights.

   - Please quantify the amount of acquisition costs of mineral rights if any that you have expensed in each annual and interim period.

Note 4 – Mineral Properties and Joint Ventures, page 49

3.   We note your response to the first point of prior comment 8, regarding cash amounts received on the sale of Long Teng. Please submit a schedule that reconciles in both U.S. dollars and Chinese RmB, the corresponding amounts in your disclosures and those reported in your cash flow statement, as observed in prior comment 8, and the revisions you propose to explain these differences.

Closing Comments

        You may contact Craig Arakawa at (202) 551-3650, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

                                                        Sincerely,

                                                        Karl Hiller
                                                        Branch Chief